                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         -----------------------------

                    DAVIDSON DIVERSIFIED REAL ESTATE I, L.P.
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)
                         -----------------------------
                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                       -----------------------------------

                                    COPY TO:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                        --------------------------------

                                JANUARY 25, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                              (Page 1 of 25 Pages)

---------------------------------                -------------------------------
CUSIP No.   NONE                      13D               Page 2 of 25

--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                         COOPER RIVER PROPERTIES, L.L.C.
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.   SEC USE ONLY
--------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS
                                       AF
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                          0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                           -----------------------------------------------------
                            8.    SHARED VOTING POWER

                                      88.15
                           -----------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                           -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                      88.15
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      105.9
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      14.1%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

                             OO
--------------------------------------------------------------------------------

---------------------------------                -------------------------------
CUSIP No.   NONE                      13D              Page 3 of 25

--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                            INSIGNIA PROPERTIES, L.P.
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X[
--------------------------------------------------------------------------------
    3.   SEC USE ONLY
--------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                          0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                           -----------------------------------------------------
                            8.    SHARED VOTING POWER

                                      88.15
                           -----------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                           -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                           88.15
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      105.9
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      14.1%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

                               PN
--------------------------------------------------------------------------------

---------------------------------                -------------------------------
CUSIP No.   NONE                      13D                 Page 4 of 25

--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                            INSIGNIA PROPERTIES TRUST
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.   SEC USE ONLY
--------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS
                                 NOT APPLICABLE
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    MARYLAND
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                         0
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                           -----------------------------------------------------
                            8.    SHARED VOTING POWER

                                      88.15
                           -----------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                           -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                      88.15
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      105.9
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      14.1%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

                             OO
--------------------------------------------------------------------------------

---------------------------------                -------------------------------
CUSIP No.   NONE                      13D               Page 5 of 25

--------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
--------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
    3.   SEC USE ONLY
--------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS
                                 NOT APPLICABLE
--------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    MARYLAND
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                           0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                           -----------------------------------------------------
                            8.    SHARED VOTING POWER

                                      105.9
                           -----------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                           0
                           -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                      105.9
--------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      105.9
--------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      14.1%
--------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON

                            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM1.   SECURITY AND ISSUER.

                  This Statement on Schedule 13D (the "Statement") relates to units of limited partnership interest ("Units") in Davidson Diversified Real Estate I, L.P., a Delaware limited partnership (the "Partnership"), whose principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(c) This Statement is being filed by Cooper River Properties, L.L.C., a Delaware limited liability company ("Cooper River"), Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Apartment Investment and Management Company, a Maryland corporation ("AIMCO") (Cooper River, IPLP, IPT and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons"). The principal business address of each of the Reporting Persons is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

             Cooper River, IPLP and IPT. IPLP is the managing member of Cooper River. IPT is the sole general partner (owning approximately 70% of the total equity interests) and AIMCO Properties, L.P. ("AIMCO OP") is the sole limited partner (owning approximately 30% of the total equity interests) of IPLP. For certain information regarding the trustees and executive officers of IPT, see
Schedule I to this Statement.

             AIMCO. AIMCO was formed on January 10, 1994 and currently is one of the largest owners and managers of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1998. As of June 30, 1998, AIMCO, through its subsidiaries, owned or controlled 58,345 units in 210 apartment communities and had an equity interest in 74,318 units in 478 apartment communities. In addition, AIMCO managed 68,248 units in 357 apartment communities for third parties and affiliates, for an aggregate portfolio of owned and managed properties of 200,911 units in 1,045 apartment communities. The apartment communities are located in 42 states, the District of Columbia and Puerto Rico. AIMCO has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes.

             On October 1, 1998, AIMCO acquired substantially all of the residential assets and ownership interests (including its controlling interest in IPT) of Insignia Financial Group, Inc. ("Insignia") pursuant to the merger of Insignia with and into AIMCO, with AIMCO being the surviving entity (the "AIMCO Merger"). Insignia was a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets, and was the largest manager of multifamily residential properties in the United States as of January 1, 1998. As of the consummation of the AIMCO Merger, Insignia provided, among other things, property and/or asset management services for over 3,800 properties, including approximately 272,000 residential units. Following the AIMCO Merger, AIMCO operates more than 2,000 properties, including nearly 400,000 apartment units serving approximately one million residents.

             For certain information regarding the directors and executive officers of AIMCO, see Schedule II to this Statement.

                  (d)-(e) During the past five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I and II, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Persons or any of the persons listed on Schedules I and II being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Cooper River obtained the $211,560.00 required to purchase the Units and to pay related fees and expenses from IPLP through capital contributions. IPLP in turn received such funds from AIMCO, which used its cash from operations and equity issuances.

ITEM 4.  PURPOSE OF THE TRANSACTION.

                  IPT, through Cooper River, has acquired Units in order to increase its equity interest in the Partnership, primarily for investment purposes and with a view toward making a profit. IPT and/or persons related to or affiliated with it may acquire additional Units. Any such acquisition may be at a price higher than the price paid for the Units, and may be for cash or other consideration. AIMCO is presently considering whether it will engage in one or more exchange offers or tender offers for Units. A registration statement relating to an exchange offer for these securities has been filed with the Securities and Exchange Commission but has not yet become effective. As a result, there is a substantial likelihood that, within a short time, AIMCO OP will offer to acquire Units in exchange for cash, preferred units or common units of limited partnership interests in AIMCO. If such an offer is made, the holders of Units in the Partnership will be able to elect the consideration they will receive. While such an exchange offer is probable, no definite plans exist as to when or whether to commence such an exchange offer, or as to the terms of any such exchange offer, and it is possible that none will occur. Notwithstanding the above, these securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. In addition, the information set forth above shall not constitute an offer to sell or the solicitation of an offer to buy.

                  AIMCO also expects that it will consider other means of acquiring additional Units, including through further cash tender offers, negotiated purchases or otherwise. AIMCO and IPT also may consider disposing of some or all of the Units Cooper River has acquired, either directly or by sale or other disposition of one or more interests in IPT or IPLP, depending among other things on the requirements from time to time of AIMCO, IPT and their affiliates in light of liquidity, strategic, tax and other considerations.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) Cooper River directly owns 88.15 Units and AIMCO indirectly owns 17.75 Units (held directly by AIMCO OP) representing approximately 11.7% and 2.4%, respectively, or a total of 14.1% of the outstanding Units based on the 751.59 Units outstanding at January 1, 1999.

                  IPLP, IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of IPLP's, IPT's and AIMCO's relationship with Cooper River. Cooper River is a wholly-owned subsidiary of IPLP. IPT is the sole general partner (owning approximately 70% of the total equity interests) and AIMCO OP is the sole limited partner (owning approximately 30% of the total equity interests) of IPLP. AIMCO currently owns approximately 51% of the outstanding common shares of IPT, with the right to acquire up to approximately 65% of such shares.

                 Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 88.15 Units directly owned by it;
(ii) IPLP and IPT are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the 88.15 Units directly held by Cooper River; and (iii) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 88.15 Units directly held by Cooper River and the 17.75 Units directly held by AIMCO OP.

                  (c) Pursuant to a tender offer that commenced on August 27, 1998 and expired on December 31, 1998, Cooper River acquired a total of 88.15 Units on January 25, 1999, representing approximately 11.7% of the outstanding Units, at a purchase price of $2,400.00 per Unit.

                  (d)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  On October 1, 1998, AIMCO and IPT entered into an agreement and plan of merger (the "IPT Merger Agreement"), which provides for, among other things, (a) the merger of IPT with and into AIMCO, with AIMCO being the surviving corporation, or (b) the merger of a subsidiary of AIMCO with and into IPT, with IPT being the surviving corporation (collectively, the "IPT Merger"). The IPT Merger Agreement provides that, upon consummation of the IPT Merger, shareholders of IPT (the "IPT Shareholders") will receive $13.25 per common share of beneficial ownership, $.01 par value per share (the "Shares"), of IPT in cash, or $13.28 per Share in shares of common stock of AIMCO, at AIMCO's option.

                  The IPT Merger is subject to the approval of the IPT Shareholders, regulatory approvals, and the satisfaction or waiver of various other conditions. AIMCO has agreed to vote all Shares owned by it in favor of the IPT Merger Agreement and the transactions contemplated thereby, and granted certain members of the Board of Trustees of IPT (the "IPT Board") an irrevocable proxy (the "Irrevocable Limited Proxy") to vote all Shares held by AIMCO at all meetings of IPT Shareholders, and in every written consent in lieu of such meetings, in favor of approval of the IPT Merger and any matter that could reasonably be expected to facilitate the IPT Merger. Each grantee under the Irrevocable Limited Proxy explicitly agreed in writing to vote all Shares subject to the Irrevocable Limited Proxy in favor of the IPT Merger. The Irrevocable Limited Proxy will terminate upon the earlier of (a) January 1, 2002 and (b) the consummation of the IPT Merger.

                  The board of directors of AIMCO and the IPT Board may agree in writing to terminate the IPT Merger Agreement without completing the IPT Merger. The IPT Merger Agreement may also be terminated in certain other circumstances.

                  If the IPT Merger is not completed, AIMCO will continue to control the majority of outstanding Shares. However, certain transactions involving AIMCO and IPT that occur between the effective time of the IPT Merger and the termination of the IPT Merger Agreement between AIMCO and IPT, including the acquisition by AIMCO of assets of IPLP and interests in partnerships controlled by IPT, will be unwound.

                  The IPT Merger Agreement also provides that Andrew L. Farkas, James A. Aston, Warren M. Eckstein, Frank M. Garrison and Bryan L. Herrmann will continue to serve as trustees of IPT (collectively, the "Continuing Trustees") until the earlier of the closing of the IPT Merger or the termination of the IPT Merger Agreement. Pursuant to the IPT Merger Agreement and the Bylaws of

IPT, a majority of the Continuing Trustees must approve, among other things, the following actions: (i) removal of a Continuing Trustee; (ii) termination of IPT's independent auditors or the financial advisor or legal counsel for the IPT Merger; (iii) all alternative proposals to acquire IPT or its subsidiaries; (iv) amendment or waiver of any provision of (A) the IPT Merger Agreement, (B) the Fourth Amended and Restated Agreement of Limited Partnership of Insignia Properties, L.P., (C) the Declaration of Trust of IPT or (D) the Bylaws of IPT;
(v) modification of the powers of the Continuing Trustees, and (vi) making of loans by IPT or its subsidiaries to AIMCO or its subsidiaries. The Continuing Trustees' special powers terminate on the earliest to occur of (i) the IPT Merger, (ii) January 1, 2002 or (iii) the sooner termination of the IPT Merger Agreement under certain circumstances.

                  In connection with the execution of the IPT Merger Agreement, AIMCO and certain shareholders of IPT entered into an agreement, dated October 1, 1998 (the "Shareholder's Agreement"), whereby AIMCO agreed that, following a termination of the IPT Merger Agreement under certain circumstances, it will vote its IPT Shares as follows: for the first two annual meetings of IPT Shareholders following such a termination, in favor of designees of the Continuing Trustees so that such designees constitute a majority of the trustees of the IPT Board, and thereafter in favor of designees of the Continuing Trustees so that such designees constitute one less than a majority of the trustees of the IPT Board. The Shareholder's Agreement remains in effect as long as AIMCO and/or its affiliates own at least 10% of the outstanding IPT Shares, but terminates upon consummation of the IPT Merger.

                  The information set forth above is qualified in its entirety by reference to the IPT Merger Agreement, Irrevocable Limited Proxy, IPT Bylaws and Shareholder's Agreement, each of which is attached hereto as Exhibits 7.1, 7.2, 7.3 and 7.4 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 7.1 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT.

              Exhibit 7.2 Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison.

              Exhibit 7.3 Second Amended and Restated Bylaws of IPT, dated October 2, 1998.

              Exhibit 7.4 Shareholder's Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison.

              Exhibit 7.5 Agreement of Joint Filing, dated January 29, 1999, among the Reporting Persons.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 1999


                                           COOPER RIVER PROPERTIES, L.L.C.

                                           By:   AIMCO Properties, L.P.,
                                                 its managing member

                                           By:   AIMCO-GP, Inc.,
                                                 its General Partner


                                           By:   /s/PATRICK J. FOYE
                                                 -----------------------
                                                 Patrick J. Foye
                                                 Executive Vice President


                                           INSIGNIA PROPERTIES, L.P.

                                           By:   Insignia Properties Trust,
                                                 its General Partner


                                           By:   /s/PATRICK J. FOYE
                                                 ------------------------
                                                 Patrick J. Foye
                                                 Executive Vice President


                                           INSIGNIA PROPERTIES TRUST


                                           By:   /s/PATRICK J. FOYE
                                                 -------------------------
                                                 Patrick J. Foye
                                                 Executive Vice President


                                           APARTMENT INVESTMENT AND
                                           MANAGEMENT COMPANY


                                           By:   /s/PATRICK J. FOYE
                                                 -------------------------
                                                 Patrick J. Foye
                                                 Executive Vice President

                                   SCHEDULE I

                            INFORMATION REGARDING THE
                     TRUSTEES AND EXECUTIVE OFFICERS OF IPT

Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the trustees and executive officers of IPT. Each person identified below is employed by IPT, unless otherwise indicated, and is a United States citizen. The principal business address of IPT and, unless otherwise indicated, the business address of each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Trustees are identified by an asterisk.




NAME                      PRESENT PRINCIPAL OCCUPATION

Terry Considine*          Terry Considine has served as a Trustee and as
                          Chairman of the Board of Trustees and Chief Executive
                          Officer of IPT since October 1, 1998. For additional information concerning Mr. Considine, see Schedule II.

Peter. K. Kompaniez*      Peter K. Kompaniez has served as President and a
                          Trustee of IPT since October 1, 1998. For additional information concerning Mr. Kompaniez, see Schedule II.

Thomas W. Toomey*         Thomas W. Toomey has served as Executive Vice
                          President -- Finance and a Trustee of IPT since
                          October 1, 1998. For additional information concerning
                          Mr. Toomey, see Schedule II.

Joel F. Bonder            Joel F. Bonder has served as Executive Vice President
                          and General Counsel of IPT since October 1, 1998. For additional information concerning Mr. Bonder, see
                          Schedule II.

Jeffrey P. Cohen          Jeffrey P. Cohen has served as Secretary of IPT since
                          October 1, 1998. Mr. Cohen currently serves as a
                          Senior Vice President of Insignia Financial Group,
                          Inc. ("Insignia").

Patrick J. Foye*          Patrick J. Foye has served as Executive Vice President
                          and a Trustee of IPT since October 1, 1998. For additional information concerning Mr. Foye, see
                          Schedule II.

Robert Ty Howard          Robert Ty Howard has served as Executive Vice
                          President -- Ancillary Services of IPT since October
                          1, 1998. For additional information concerning Mr.
                          Howard, see Schedule II.

Steven D. Ira*            Steven D. Ira has served as Executive Vice President
                          and a Trustee of IPT since October 1, 1998. For additional information concerning Mr. Ira, see
                          Schedule II.

NAME                      PRESENT PRINCIPAL OCCUPATION

David L. Williams         David L. Williams has served as Executive Vice
                          President -- Property Operations of IPT since October
                          1, 1998. For additional information concerning Mr.
                          Williams, see Schedule II.

Harry G. Alcock*          Harry G. Alcock has served as Senior Vice President --
                          Acquisitions and a Trustee of IPT since October 1,
                          1998. For additional information concerning Mr.
                          Alcock, see Schedule II.

Troy D. Butts             Troy D. Butts has served as Senior Vice President and
                          Chief Financial Officer of IPT since October 1, 1998.
                          For additional information concerning Mr. Butts, see
                          Schedule II.

Andrew L. Farkas*         Andrew L. Farkas currently serves as a Continuing
 375 Park Avenue          Trustee of IPT since October 1, 1998. Mr. Farkas'
 Suite 3401               present principal occupation is to serve as the
 New York, New York       Chairman of the Board and Chief Executive Officer of
  10152                   Insignia, which is the parent company of an
                          international real estate organization specializing in commercial real estate services, single-family brokerage and mortgage origination, condominium and cooperative apartment management, equity co-investment and other services.

James A. Aston*           James A. Aston currently serves as a Continuing
 15 South Main Street     Trustee of IPT since October 1, 1998. Mr. Aston's
 Greenville, South        present principal occupation is to serve as Chief
  Carolina 29601          Financial Officer and member of the Office of the
                          Chairman of Insignia.

Frank M Garrison*         Frank M. Garrison currently serves as a Continuing
 102 Woodmont Boulevard   Trustee of IPT since October 1, 1998. Mr. Garrison's
 Suite 400                present principal occupation is as a member of the
 Nashville, Tennessee     Office of the Chairman of Insignia.
  37205

Bryan L. Herrmann*        Bryan L. Herrmann currently serves as a Continuing
 5043 Gould Avenue        Trustee of IPT since October 1, 1998. Mr. Herrmann's
 La Canada, California    present principal occupation is as an investment
  91011                   banker and Chairman and Chief Executive Officer of
                          Base Camp 9 Corp., since 1990. Mr. Herrman served as a
                          Trustee, Chairman of the Compensation Committee and member of the Executive Committee of the Board of Trustees of Angeles Mortgage Investment Trust from
                          1994 until September 1998. In addition to his duties at Base Camp 9 Corp., from 1992 to 1994, Mr. Herrmann served as Chief Executive Officer of Spaulding
                          Composites Company and is currently a member of its board of directors. Since 1984 Mr. Herrmann has been the general partner of MOKG 1984 Investment Partners
                          Ltd. Mr. Herrmann is a member of the board of directors of Wynn's International, Inc., a New York
                          Stock Exchange Company.

NAME                      PRESENT PRINCIPAL OCCUPATION

Warren M. Eckstein*       Warren M. Eckstein currently serves as a Continuing
 Warburg Dillon Read      Trustee of IPT since October 1, 1998. Mr. Eckstein's
 535 Madison Avenue       present principal occupation is as Managing Director
 6th Floor                -- Investment Banking of Paine Webber Incorporated,
 New York, New York       since October 1996. Prior to October 1996, Mr.
  10022                   Eckstein served as Senior Vice President, Investment
                          Banking, of Dillon, Reed & Co., Inc.

                                   SCHEDULE II

          INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                      AIMCO

                  1. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO. Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of AIMCO. Unless otherwise indicated, each person identified below is employed by AIMCO. The principal business address of AIMCO and, unless otherwise indicated, each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. All persons identified below are United States citizens.

NAME                                POSITION
Terry Considine                     Chairman of the Board of Directors and Chief Executive Officer
Peter K. Kompaniez                  Vice Chairman, President and Director
Thomas W. Toomey                    Executive Vice President - Finance and Administration
Joel F. Bonder Ex                   Executive Vice President and General Counsel and Secretary
Patrick J. Foye                     Executive Vice President
Robert Ty Howard                    Executive Vice President - Ancillary Services
Steven D. Ira                       Executive Vice President and Co-Founder
David L. Williams                   Executive Vice President - Property Operations
Harry G. Alcock                     Senior Vice President - Acquisitions
Troy D. Butts                       Senior Vice President and Chief Financial Officer
Martha Carlin                       Senior Vice President - Ancillary Services
Joseph DeTuno                       Senior Vice President - Property Redevelopment
Jack W. Marquardt                   Senior Vice President - Accounting
Leeann Morein                       Senior Vice President - Investor Services and Secretary
David O'Leary                       Senior Vice President - Buyers Access
R. Scott Wesson                     Senior Vice President - Chief Information Officer
Richard S. Ellwood                  Director; Chairman, Audit Committee
J. Landis Martin                    Director; Chairman, Compensation Committee
Thomas L. Rhodes                    Director
John D. Smith                       Director

2. BIOGRAPHICAL INFORMATION. The following is a biographical summary of the experience of the current directors and executive officers of AIMCO for the past five years or more. Directors of AIMCO are identified by an asterisk.


NAME                      PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS

Terry Considine*          Mr. Considine has been Chairman of the Board of
                          Directors and Chief Executive Officer of AIMCO since
                          July 1994. He is the sole owner of Considine
                          Investment Co. and prior to July 1994 was owner of approximately 75% of Property Asset Management,
                          L.L.C., a Colorado limited liability company, and its related entities (collectively, "PAM"), one of AIMCO's predecessors. On October 1, 1996, Mr. Considine was appointed Co-Chairman and director of Asset Investors
                          Corp. and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties.
                          Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories.
                          Mr. Considine received a B.A. from Harvard College, a
                          J.D. from Harvard Law School and is admitted as a member of the Massachusetts Bar. Mr. Considine has had substantial multifamily real estate experience. From
                          1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties. Six of these real estate assets (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.7 million to Mr. Considine.

Peter K. Kompaniez*       Mr. Kompaniez has been Vice Chairman, President and a
                          director of AIMCO since July 1994. Since September
                          1993, Mr. Kompaniez has owned 75% of PDI Realty
                          Enterprises, Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to 1993, he served as President and Chief Executive Officer of Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units
                          (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale
                          College and a J.D. from the University of California
                          (Boalt Hall). The downturn in the real estate markets in the late 1980s and early 1990s adversely affected the United States real estate operations of Heron
                          International N.V. and its subsidiaries and affiliates
                          (the "Heron Group"). During this period from 1986 to
                          1993, Mr. Kompaniez served as President and Chief
                          Executive Officer of Heron Financial Corporation
                          ("HFC"), and as a director or officer of certain other
                          Heron Group entities. In 1993, HFC, its parent Heron
                          International, and certain other members of the Heron
                          Group voluntarily entered into restructuring agreements with separate groups of their United States and international creditors. The restructuring agreement for the United States members of the Heron
                          Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United
                          States members of the Heron Group were generally separated from those of Heron International and its non-United States subsidiaries. At the conclusion of the restructuring, Mr. Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing United States operations of HFC and the other United States Heron
                          Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common Stock, Mr. Kompaniez was appointed Vice
                          Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

Thomas W. Toomey          Mr. Toomey has served as Senior Vice President -
                          Finance and Administration of AIMCO since January 1996 and was promoted to Executive Vice-President-Finance and Administration in March 1997. From 1990 until
                          1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as well as Vice
                          President/Senior Controller and Director of
                          Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth Leventhal
                          & Company. Mr. Toomey received a B.S. in Business
                          Administration/Finance from Oregon State University and is a Certified Public Accountant.

Joel F. Bonder            Mr. Bonder was appointed Executive Vice President and
                          General Counsel of AIMCO effective December 8, 1997.
                          Prior to joining AIMCO, Mr. Bonder served as Senior
                          Vice President and General Counsel of NHP from April
                          1994 until December 1997. Mr. Bonder served as Vice
                          President and Deputy General Counsel of NHP from June
                          1991 to March 1994 and as Associate General Counsel of
                          NHP from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with the Washington, D.C. law firm of Lane &
                          Edson, P.C. From 1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr.
                          Bonder received an A.B. from the University of Rochester and a J.D. from Washington University School of Law.

Patrick J. Foye           Mr. Foye has served as Executive Vice President of
                          AIMCO since May 1998. Prior to joining AIMCO, Mr. Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was Managing
                          Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also
                          Deputy Chairman of the Long Island Power Authority and serves as a member of the New York State Privatization
                          Council. He received a B.A. from Fordham College and a J.D. from Fordham University Law School.

Robert Ty Howard          Mr. Howard was appointed Executive Vice President -
                          Ancillary Services in February 1998. Prior to joining
                          AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco Ventures, Craig
                          Corporation, Reading Company and Decurion Corporation.
                          Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management.
                          From 1983 to 1988, he was employed by Spieker
                          Properties. Mr. Howard received a B.A. from Amherst
                          College, a J.D. from Harvard Law School and an M.B.A.
                          from Stanford University Graduate School of Business.

Steven D. Ira             Mr. Ira is a Co-Founder of AIMCO and has served as
                          Executive Vice President of AIMCO since July 1994.
                          From 1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr.
                          Ira acquired extensive experience in property management. Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira.
                          Mr. Ira served for several years on the National
                          Apartment Manager Accreditation Board and is a former president of both the National Apartment Association and the Colorado Apartment Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National Apartment Association in its 54-year history.
                          He holds a Certified Apartment Property Supervisor
                          (CAPS) and a Certified Apartment Manager designation from the National Apartment Association, a Certified
                          Property Manager (CPM) designation from the National
                          Institute of Real Estate Management (IREM) and he is a member of the Board of Directors of the National
                          Multi-Housing Council, the National Apartment
                          Association and the Apartment Association of Metro
                          Denver. Mr. Ira received a B.S. from Metropolitan
                          State College in 1975.

David L. Williams         Mr. Williams has been Executive Vice President -
                          Operations of AIMCO since January 1997. Prior to joining AIMCO, Mr. Williams was Senior Vice President of Operations at Evans Withycombe Residential, Inc.
                          from January 1996 to January 1997. Previously, he was
                          Executive Vice President at Equity Residential
                          Properties Trust from October 1989 to December 1995.
                          He has served on National Multi-Housing Council Boards and NAREIT committees. Mr. Williams also served as Senior Vice President of Operations and Acquisitions of US Shelter Corporation from 1983 to 1989. Mr.
                          Williams has been involved in the property management, development and acquisition of real estate properties since 1973. Mr. Williams received his B.A. in education and administration from the University of Washington in 1967.

Harry G. Alcock           Mr. Alcock has served as Vice President since July
                          1996, and was promoted to Senior Vice President -
                          Acquisitions in October 1997, with responsibility for acquisition and financing activities since July 1994.
                          From June 1992 until July 1994, Mr. Alcock served as
                          Senior Financial Analyst for PDI and HFC. From 1988 to
                          1992, Mr. Alcock worked for Larwin Development Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From
                          1987 to 1988, Mr. Alcock worked for Ford Aerospace
                          Corp. He received his B.S. from San Jose State
                          University.

Troy D. Butts             Mr. Butts has served as Senior Vice President and
                          Chief Financial Officer of AIMCO since November 1997.
                          Prior to joining AIMCO, Mr. Butts served as a Senior
                          Manager in the audit practice of the Real Estate
                          Services Group for Arthur Andersen LLP in Dallas,
                          Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr.
                          Butts holds a Bachelor of Business Administration degree in Accounting from Angelo State University and is a Certified Public Accountant.

Martha Carlin             Ms. Carlin has served as Vice President since
                          September 1996 and was promoted to Senior Vice
                          President - Ancillary Services in December 1997. From
                          December 1995 until September 1996, Ms. Carlin served as Chief Financial Officer for Wentwood Investment
                          Partners. Ms. Carlin was employed by Arthur Andersen
                          LLP for six years, with a primary focus in real estate. Ms. Carlin was also employed by MCI
                          Communications and Lincoln Property Company. Ms.
                          Carlin received a B.S. from the University of Kentucky and is a certified public accountant.

Joseph DeTuno             Mr. DeTuno has been Senior Vice President - Property
                          Redevelopment of AIMCO since September 1997. Mr.
                          DeTuno was president and founder of JD Associates, his own full service real estate consulting, advisory and project management company which he founded in 1990.
                          JD Associates provided development management, financial analysis, business plan preparation and implementation services. Previously, Mr. DeTuno served as President/Partner of Gulfstream Commercial
                          Properties, President and Co-managing Partner of
                          Criswell Development Company, Vice President of Crow
                          Hotel and Company and Project Director with Perkins &
                          Will Architects and Planners. Mr. DeTuno received his
                          B.A. in architecture and is a registered architect in Illinois and Texas.

Jack W. Marquardt         Mr. Marquardt has been Senior Vice President -
                          Accounting of AIMCO since September 1997. Mr.
                          Marquardt brings over 17 years of real estate accounting experience to AIMCO. From October 1992 through August 1997, Mr. Marquardt served as Vice
                          President/Corporate Controller and Manager of Data
                          Processing for Transwestern Property Company, where he was responsible for corporate accounting, tax, treasury services and computer systems. From August
                          1986 through September 1992, Mr. Marquardt worked in the real estate accounting area of Aetna Realty
                          Investors, Inc. serving as Regional Controller from
                          April 1990 through September 1992. Mr. Marquardt received a B.S. in Business Administration/Finance from Ohio State University.

Leeann Morein             Ms. Morein has served as Senior Vice President -
                          Investor Services since November 1997. Ms. Morein has served as Secretary of AIMCO since July 1994. From
                          July 1994 until October 1997 Ms. Morein also served as
                          Chief Financial Officer. From September 1990 to March
                          1994, Ms. Morein served as Chief Financial Officer of the real estate subsidiaries of California Federal
                          Bank, including the general partner of CF Income
                          Partners, L.P., a publicly-traded master limited partnership. Ms. Morein joined California Federal in
                          September 1988 as Director of Real Estate Syndications
                          Accounting and became Vice President-Financial
                          Administration in January 1990. From 1983 to 1988, Ms.
                          Morein was Controller of Storage Equities, Inc., a real estate investment trust, and from 1981 to 1983, she was Director of Corporate Accounting for Angeles
                          Corporation, a real estate syndication firm. Ms.
                          Morein worked on the audit staff of Price Waterhouse from 1979 to 1981. Ms. Morein received a B.A. from Pomona College and is a Certified Public Accountant.

David O'Leary             Mr. O'Leary has been President of Property Services
                          Group, Inc., an AIMCO subsidiary since December 1997.
                          Property Services Group, Inc. administers the Buyers
                          Access program. From 1993 until 1997, Mr. O'Leary served as Regional Vice President and Senior Vice
                          President for Property Services Group, Inc., with responsibility for program marketing and sales. From
                          1981 to 1993 Mr. O'Leary served as Vice President and
                          Executive Vice President for Commonwealth Pacific
                          Inc., a privately held real estate investment and management firm based in Seattle, Washington. During his tenure with Commonwealth Pacific, Inc., Mr.
                          O'Leary was responsible for acquisitions, dispositions, development, and asset management from offices located in Houston and Dallas, Texas, Atlanta, Georgia and Seattle, Washington. Mr. O'Leary also served as Vice President for Johnstown American
                          Companies, directing acquisition activities for the Northeast United States. Mr. O'Leary received his B.A.
                          Degree from the University of Utah in 1979.

R. Scott Wesson           Mr. Wesson has served as Senior Vice President - Chief
                          Information Officer of AIMCO since July 1997. From
                          1994 until 1997, Mr. Wesson served as Vice President of Information Services at Lincoln Property Company, where he was responsible for information systems infrastructure, technology planning and business process re-engineering. From 1992 to 1994, Mr. Wesson served in the role of Director of Network Services for Lincoln Property Company, where he was responsible for the design and deployment of the company's Wide Area
                          Network and Local Area Networks, comprising over 2,500 workstations in over 40 locations nationwide. From
                          1988 to 1992, he was a systems consultant with Automatic Data Processing involved in design, planning and deployment of financial and human resources systems for several major, multinational organizations. From 1984 to 1987, he was a Senior
                          Analyst with Federated Department Stores, Inc.
                          involved in planning and distribution. Mr. Wesson received his B.S. from the University of Texas in 1984.

Richard S. Ellwood*       Mr. Ellwood was appointed a Director of AIMCO in July
 12 Auldwood Lane         1994 and is currently Chairman of the Audit Committee.
 Rumson, NJ 07760         Mr. Ellwood is the founder and President of R.S.
                          Ellwood & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co.,
                          Incorporated in 1987, Mr. Ellwood had 31 years experience on Wall Street as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                          Managing Director at Warburg Paribas Becker from 1978 to 1984; general partner and then Senior Vice
                          President and a director at White, Weld & Co. from 1968 to 1978; and in various capacities at J.P. Morgan
                          & Co. from 1955 to 1968. Mr. Ellwood currently serves as a director of FelCor Suite Hotels, Inc. and Florida
                          East Coast Industries, Inc.

J.Landis Martin*          Mr. Martin was appointed a Director of AIMCO in July
 1999 Broadway            1994 and became Chairman of the Compensation Committee
 Suite 4300               in March 1998. Mr. Martin has served as President and
 Denver, CO 80202         Chief Executive Officer and a Director of NL
                          Industries, Inc., a manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation
                          ("TIMET") and NL Industries, Inc., since 1990 and as
                          Chief Executive Officer and a director of Tremont since 1998. Mr. Martin has served as Chairman of Timet, an integrated producer of titanium, since 1987 and Chief Executive Officer since January 1995. From
                          1990 until its acquisition by Dresser Industries, Inc.
                          ("Dresser") in 1994, Mr. Martin served as Chairman of the Board and Chief Executive Officer of Baroid
                          Corporation, an oilfield services company. In addition to Tremont, NL and TIMET, Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.

Thomas L. Rhodes*         Mr. Rhodes was appointed a Director of AIMCO in July
 215 Lexington Avenue     1994. Mr. Rhodes has served as the President and a
 4th Floor                Director of National Review magazine since November
 New York, NY 10016       30, 1992, where he has also served as a Director since
                          1998. From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General Partner from 1987 until November 27, 1992. He is currently Co-Chairman of the Board, Co-Chief Executive Officer and a Director of Commercial Assets Inc. and Asset Investors
                          Corporation. He also serves as a Director of Delphi
                          Financial Group, Inc. and its subsidiaries, Delphi
                          International Ltd., Oracle Reinsurance Company, and the Lynde and Harry Bradley Foundation. Mr. Rhodes is
                          Chairman of the Empire Foundation for Policy Research, a Founder and Trustee of Change NY, a Trustee of The
                          Heritage Foundation, and a Trustee of the Manhattan
                          Institute.

John D. Smith*            Mr. Smith was appointed a Director of AIMCO in
 3400 Peachtree Road      November 1994. Mr. Smith is Principal and President
 Suite 831                of John D. Smith Developments. Mr. Smith has been a
 Atlanta, GA 30326        shopping center developer, owner and consultant for
                          over 8.6 million square feet of shopping center projects including Lenox Square in Atlanta, Georgia.
                          Mr. Smith is a Trustee and former President of the International Council of Shopping Centers and was selected to be a member of the American Society of Real Estate Counselors. Mr. Smith served as a Director for Pan-American Properties, Inc. (National Coal Board of Great Britain) formerly known as Continental
                          Illinois Properties. He also serves as a director of American Fidelity Assurance Companies and is retained as an advisor by Shop System Study Society, Tokyo,
                          Japan.

                                  EXHIBIT INDEX

       EXHIBIT NO.                                               DESCRIPTION
       -----------                                               -----------
           7.1             Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and
                           IPT (incorporated by reference to Exhibit 2.1 of IPT's Current Report on Form 8-K,
                           File No. 1-14179, dated October 1, 1998).

           7.2             Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L.
                           Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to
                           Exhibit 99.1 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1,
                           1998).

           7.3             Second Amended and Restated Bylaws of IPT, dated October 2, 1998 (incorporated by reference to Exhibit 3.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated
                           October 1, 1998).

           7.4             Shareholders' Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas,
                           James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.2 of
                           IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

           7.5             Agreement of Joint Filing, dated January 29, 1999, among the Reporting Persons.


                                       25